CUSIP No. 49579A 20 4	13G	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.    )*

Kingold Jewelry, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49579A 20 4

(CUSIP Number)

January 10, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons

Ng, Shik Yau

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Hong Kong

	5.	Sole Voting Power
Number of		4,900,000 (1)
Shares
Beneficially	6.	Shared Voting Power
Owned by		None
Each
Reporting	7.	Sole Dispositive Power
Person		4,900,000 (1)
With
	8.	Shared Dispositive Power
None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,900,000 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row 9

7.8%

12.	Type of Reporting Person

IN

(1)	Includes 1,400,000 shares of Common Stock issuable upon the exercise of a currently exercisable warrant.

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Item 1(a). Name of Issuer:

Kingold Jewelry, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

15 Huangpu Science and Technology Park
Jiang'an District
Wuhan, Hubei Province
People's Republic of China 430023

Item 2(a). Name of Person Filing:

Ng, Shik Yau

Item 2(b). Address of Principal Business Office or, if None, Residence:

Flat A 9/F
7 Mount Sterling
Mall Meifoo Sun Chuen
Kowloon, Hong Kong

Item 2(c). Citizenship:

Hong Kong

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number:

49579A 20 4

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

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Item 4. Ownership:

Mr. Shik Yau Ng has sole voting and investment power with respect to an aggregate of 4,900,000 shares of Common Stock, 1,400,000 shares of which are issuable upon the exercise of a warrant.

(a)	Amount Beneficially Owned:

4,900,000

(b)	Percent of Class:

7.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote
4,900,000

(ii)	shared power to vote or to direct the vote
None

(iii)	sole power to dispose or to direct the disposition of
4,900,000

(iv)	shared power to dispose or to direct the disposition of
None

Item 5. Ownership of Five Percent or Less of a Class:

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8. Identification and Classification of Members of the Group:

Not Applicable

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Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10. Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities soley in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2013

/s/ Ng, Shik Yau
Ng, Shik Yau